07024943

Ref: AM:PVK:1158:2007 ADITYA BIRLA GROUP Date:- 15th June, 2007

**Securities and Exchange Commission**
**Attn: International Corporate Finance**
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 JUL -5 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

**Re: Hindalco's AGM and Book Closure Dates**

The Annual General Meeting of the Shareholders of the Company has been fixed for Tuesday, the 31st July, 2007 at 3.30 P.M., at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025.

Please also note that pursuant to Section 154 of the Companies Act, 1956, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, the 25th July, 2007 to Tuesday, the 31st July, 2007 (both days inclusive).

Thanking you,

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Yours faithfully,
**For Hindalco Industries Limited**

**ANIL MALIK**
**General Manager &**
**Company Secretary**

7/11

END